Exhibit 99.1

CONTACT:
B. Grant Yarber
President and Chief Executive Officer
Phone: (919) 645-3494
Email: gyarber@capitalbank-us.com

FOR IMMEDIATE RELEASE

Capital Bank Announces Financial Results for Third Quarter of 2010

RALEIGH, N.C., November 12, 2010 – Capital Bank Corporation (Nasdaq: CBKN), the parent company of Capital Bank, today reported financial results for the third quarter of 2010.

Key Items in Third Quarter of 2010:

•	Regulatory capital ratios remained in excess of “well capitalized” levels as of September 30, 2010;

•
Net loss to common shareholders was $9.7 million, or $0.74 per share, in the third quarter of 2010 compared with net income to common shareholders of $3.0 million, or $0.26 per share, in the third quarter of 2009;

•	Net interest margin improved to 3.48% in the third quarter of 2010 from 3.25% in the second quarter of 2010 and 3.41% in the third quarter of 2009;

•	Nonperforming assets, including restructured loans, were 5.69% of total assets as of September 30, 2010 compared with 5.76% as of June 30, 2010 and 4.87% as of December 31, 2009;

•	Allowance for loan losses increased to 2.74% of total loans as of September 30, 2010 from 2.65% as of June 30, 2010 and 1.88% as of December 31, 2009;

•	Provision for loan losses fell to $6.8 million in the third quarter of 2010 from $20.0 million in the second quarter of 2010 but increased from $3.6 million in the third quarter of 2009; and

•	The valuation allowance recorded against deferred tax assets increased to $8.8 million as of September 30, 2010 from $3.3 million as of June 30, 2010.

On November 4, 2010, subsequent to the third quarter of 2010, the Company announced that North American Financial Holdings, Inc. (“NAFH”) agreed to invest approximately $181 million in the Company through the purchase of the Company’s common stock at $2.55 per share. The transaction will result in NAFH owning approximately 85% of the Company’s common stock. This investment is pursuant to terms and conditions in the investment agreement and is subject to receipt of all necessary regulatory approvals, shareholder approval, and certain other customary closing conditions.

“Our quarterly financial results were impacted by elevated credit losses and an increase in the valuation allowance on our deferred tax assets,” stated B. Grant Yarber, president and CEO. “While these factors negatively impacted our bottom line, we remain focused on capital preservation, asset quality, and liquidity management as we emerge from the ‘great recession.’ Many of our borrowers remain under stress, but we continue to work aggressively to resolve our problem loans and have experienced measurable success with many of these efforts. We are encouraged by the decrease in our nonperforming assets during the third quarter of 2010. As previously announced, we are thrilled to have NAFH commit to investing a significant amount of capital in Capital Bank Corporation, and we look forward to the opportunities this investment will provide for our shareholders, our customers, and our employees.”

Net Interest Income

Net interest income decreased by $173 thousand, declining from $13.6 million in the third quarter of 2009 to $13.4 million in the third quarter of 2010. This decrease was primarily due to a 3.3% drop in average earning assets from the third quarter of 2009 to the third quarter of 2010 and was partially offset by an increase in net interest margin from 3.41% in the third quarter of 2009 to 3.48% in the third quarter of 2010. Net interest margin benefited from a significant decline in funding costs partially offset by a decline in asset yields. Rates on total interest-bearing liabilities fell from 2.33% for the quarter ended September 30, 2009 to 1.76% for the quarter ended September 30, 2010. The Company’s interest rate swap on prime-indexed commercial loans, which expired in October 2009, increased interest income by $1.1 million in the third quarter of 2009, representing a benefit to net interest margin of 0.27% in that quarter. Since the swap expired in 2009, the Company received no benefit in the third quarter of 2010.

Year-to-date net interest income increased by $2.8 million, rising from $35.9 million in the first nine months of 2009 to $38.7 million in the first nine months of 2010. This improvement was due to an increase in net interest margin from 3.11% in the first nine months of 2009 to 3.30% in the first nine months of 2010, coupled with 0.9% growth in average earning assets over the same period. The interest rate swap contributed $3.4 million to interest income in the first nine months of 2009, representing a benefit to net interest margin of 0.28% in that period.

Mr. Yarber continued, “Ongoing improvement in our margin has been a highlight for Capital Bank. The third quarter 2010 net interest margin of 3.48% was our highest reported quarterly margin in three years despite elevated levels of nonaccrual loans and an interest rate swap that provided margin benefit through the fourth quarter of 2009.”

Provision for Loan Losses and Asset Quality

Provision for loan losses for the quarter ended September 30, 2010 totaled $6.8 million, an increase from $3.6 million for the quarter ended September 30, 2009 and a decrease from $20.0 million for the quarter ended June 30, 2010. The loan loss provision remains elevated compared to the same quarter last year due to significantly higher levels of nonperforming assets as well as increased charge-off rates as the Company continues making progress resolving problem loans. On a linked-quarter basis, however, the loan loss provision declined as charge-offs were reduced and nonperforming assets fell. Net charge-offs totaled $6.3 million, or 1.87% of average loans, in the third quarter of 2010, an increase from $2.7 million, or 0.80% of average loans, in the third quarter of 2009 and a decrease from $13.4 million, or 3.91% of average loans, in the second quarter of 2010.

Provision for loan losses totaled $38.5 million for the first nine months of 2010, an increase from $11.2 million for the first nine months of 2009. Net charge-offs increased from $6.5 million, or 0.67% of average loans, in the first nine months of 2009 to $28.4 million, or 2.76% of average loans, in the first nine months of 2010.

Nonperforming assets, which include nonperforming loans and other real estate, totaled 5.32% of total assets as of September 30, 2010, a decrease from 5.37% as of June 30, 2010 and an increase from 2.90% as of December 31, 2009. Nonperforming assets, including restructured loans, totaled 5.69% of total assets as of September 30, 2010, a decrease from 5.76% as of June 30, 2010 and an increase from 4.87% as of December 31, 2009. Loans past due more than 30 days, excluding nonperforming loans, increased to 1.00% of total loans as of September 30, 2010 compared to 0.72% of total loans as of June 30, 2010 and 0.67% as of December 31, 2009.

The allowance for loan losses increased to 2.74% of total loans as of September 30, 2010 compared to 2.65% as of June 30, 2010 and 1.88% as of December 31, 2009. The allowance for loan losses covered 52% of nonperforming loans as of September 30, 2010, which was an increase from 48% as of June 30, 2010 and a decrease from 66% as of December 31, 2009. The allowance for loan losses covered 401% of nonperforming loans, net of impaired loans charged down to fair value, which was a significant increase from 295% as of June 30, 2010 and 115% as of December 31, 2009. As the Company continues to charge down the majority of its impaired loans to current fair value, the allowance for loan losses increasingly represents reserves against performing loans rather than specific reserves against impaired loans.

Noninterest Income

Noninterest income remained relatively flat, totaling $2.5 million in both quarters ended September 30, 2010 and 2009. Bank card services increased by $112 thousand from a higher volume of debit card transactions, and brokerage fees increased by $116 thousand as a result of improved sales efforts. Further, net gains on investment securities, including sales of debt securities as well as appreciation in fair market value of an equity investment, increased by $96 thousand. Offsetting these increases in noninterest income, service charges and other fees declined by $244 thousand due to a reduction in the volume of overdrawn accounts and non-sufficient funds transactions. Additionally, bank owned life insurance, or BOLI, income fell by $102 thousand after the Company surrendered certain BOLI contracts in the third quarter of 2010.

Year-to-date noninterest income decreased by $792 thousand, or 10%, declining from $8.3 million in the first nine months of 2009 to $7.5 million in the first nine months of 2010. This decrease was primarily related to a nonrecurring BOLI gain of $913 thousand in the nine months ended September 30, 2009. In addition, service charges and other fees declined by $433 thousand while mortgage origination and other loan fees declined by $412 thousand. Partially offsetting the decline in noninterest income was an increase of $477 thousand in net gains on investment securities. Additionally, bank card services increased by $346 thousand from a higher volume of debit card transactions, and brokerage fees increased by $275 thousand as a result of improved sales efforts.

Noninterest Expense

Noninterest expense increased $3.1 million, or 28%, rising from $11.1 million in the third quarter of 2009 to $14.2 million in the third quarter of 2010. This increase was primarily due to a $1.5 million increase in other real estate and loan-related costs, of which $1.0 million was related to valuation adjustments to and losses on the sale of other real estate with the remaining increase representing higher loan workout, appraisal and foreclosure costs to resolve problem assets. Additionally, salaries and employee benefits expense increased by $790 thousand due to lower deferred loan costs, which decrease expense, and increased employee health insurance expense. Other noninterest expense increased by $376 thousand primarily due to legal fees and other professional fees associated with the Company’s recent public stock offering and withdrawn registration statement.

Year-to-date noninterest expense increased $4.1 million, or 12%, rising from $35.1 million in the first nine months of 2009 to $39.2 million in the first nine months of 2010. This increase was primarily due to a $2.9 million increase in other real estate and loan-related costs, of which $1.9 million was related to valuation adjustments to and losses on the sale of other real estate with the remaining increase representing higher loan workout, appraisal and foreclosure costs to resolve problem assets. Professional fees increased by $614 thousand due to higher legal and audit expense, and other noninterest expense increased by $657 thousand primarily due to fees associated with the Company’s recent public stock offering and withdrawn registration statement.

Income Taxes

Income taxes recorded in both the three and nine-month periods ended September 30, 2010 were primarily impacted by net losses before income taxes in those periods, which created tax benefits, offset by valuation allowances recorded against deferred tax assets. The valuation allowance recorded against deferred tax assets increased to $8.8 million as of September 30, 2010 from $3.3 million as of June 30, 2010.

Deferred tax assets represent timing differences in the recognition of certain tax benefits for accounting and income tax purposes, including the expected value of future tax savings that will be available to the Company to offset future taxable income through the carry forward of net operating losses. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. In future periods, the Company may be able to reduce some or all of the valuation allowance upon a determination that it will be able to realize such tax savings.

Balance Sheet

Loan balances declined by $65.4 million in the first nine months of 2010 due in part to net charge-offs in the period as well as net principal paydowns on outstanding loans. The declining loan portfolio reflects an effort by the Company to de-leverage its balance sheet to preserve capital and reduce its exposure to certain sectors of the commercial real estate market. Total investment securities decreased by $49.4 million over the same period as management has continued to sell certain municipal bonds to reduce the duration of its fixed income portfolio and to mitigate its exposure to a future rising interest rate environment. The Company’s portfolio has also experienced relatively high levels of paydowns on U.S. government sponsored mortgage-backed securities. The cash surrender value of BOLI policies decreased by $15.9 million after the Company surrendered certain BOLI contracts on former employees and directors in the third quarter of 2010 for the purpose of repositioning the BOLI portfolio for capital, liquidity and tax planning purposes.

Total deposits declined by $18.6 million in the first nine months of 2010. Savings accounts and time deposits increased by $2.2 million and $31.3 million, respectively, during the nine months ended September 30, 2010 while checking accounts and money market accounts decreased by $7.7 million and $44.4 million, respectively, in the same period. Borrowings and repurchase agreements decreased by $44.5 million in the first nine months of 2010 as the Company paid off certain short-term borrowings with increased liquidity from paydowns on loans and investment securities as well as the surrender of certain BOLI contracts.

***

Capital Bank Corporation, headquartered in Raleigh, N.C., with approximately $1.6 billion in total assets, offers a broad range of financial services. Capital Bank operates 32 banking offices in Asheville (4), Burlington (3), Cary (2), Clayton, Fayetteville (4), Graham, Hickory, Holly Springs, Mebane, Morrisville, Oxford, Pittsboro, Raleigh (5), Sanford (3), Siler City, Wake Forest and Zebulon. The Company’s website is http://www.capitalbank-us.com.

Cautionary Statement

The investment by NAFH discussed above involves the sale of securities in a private transaction that will not be registered under the Securities Act of 1933, as amended, and will be subject to the resale restrictions under that act. Such securities may not be offered or sold absent registration or an applicable exemption from registration requirements. This document does not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such an offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Forward-looking Statements

Information in this press release contains forward-looking statements. These statements involve risks and uncertainties that could cause actual results to differ materially, including without limitation, the inability to comply with the requirements of our Memorandum of Understanding with the FDIC and the North Carolina Office of the Commissioner of Banks (the “NC Commissioner”), delays in obtaining or failure to receive required regulatory approvals for the NAFH investment, including approval by the NC Commissioner and the Board of Governors of the Federal Reserve System and the U.S. Department of the Treasury’s agreement to permit the Company to redeem or repurchase the Treasury’s preferred stock and warrant, the possibility that fewer than the required number of the Company’s shareholders vote to approve the NAFH investment or the related amendment to the Company’s articles of incorporation, the occurrence of events that would have a material adverse effect on the Company as described in the NAFH investment agreement, the risk that the investment agreement could be terminated under circumstances that would require the Company to pay a termination fee of $5 million, the management of our growth, the risks associated with Capital Bank’s loan portfolio, local economic conditions affecting retail and commercial real estate, competition within the industry, dependence on key personnel, government regulation and the risks associated with possible or completed acquisitions. Additional factors that could cause actual results to differ materially are discussed in Capital Bank Corporation’s filings with the Securities and Exchange Commission (the “SEC”), including without limitation its Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q and its Current Reports on Form 8-K. Capital Bank Corporation does not undertake a duty to update any forward-looking statements in this press release.

Additional Information and Where To Find It

This communication may be deemed to be solicitation material in respect of the proposed investment in the Company by NAFH. The Company will file a definitive proxy statement and other documents regarding the proposed investment transaction described in this press release with the SEC. SHAREHOLDERS OF THE CAPITAL BANK CORPORATION ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE COMPANY’S DEFINITIVE PROXY STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain the proxy statement and other relevant documents free of charge at the SEC’s website, http://www.sec.gov, and the Company’s shareholders will receive information at an appropriate time on how to obtain the proxy statement and other transaction-related documents for free from the Company. Such documents are not currently available.

The Company and its directors, executive officers, certain members of management, and employees may have interests in the proposed investment transaction or be deemed to be participants in the solicitation of proxies of the Company’s shareholders to approve the proposed investment transaction. Certain information regarding the participants and their interest in the solicitation is set forth in the proxy statement for the Company’s 2010 Annual Meeting of Shareholders filed with the SEC on April 30, 2010. Shareholders may obtain additional information regarding the interests of such participants by reading the definitive proxy statement relating to the proposed transaction when it becomes available.

All selected financial data presented below is unaudited.

CAPITAL BANK CORPORATION
Quarterly Results
	2010			2009
	September 30	June 30	March 31	December 31	September 30
(Dollars in thousands)

Interest income	$19,535	$19,794	$20,066	$20,863	$21,858
Interest expense	6,153	7,050	7,516	7,885	8,303
Net interest income	13,382	12,744	12,550	12,978	13,555
Provision for loan losses	6,763	20,037	11,734	11,822	3,564
Net interest income (loss) after provision for loan losses	6,619	(7,293)	816	1,156	9,991
Noninterest income	2,500	2,514	2,531	1,830	2,507
Noninterest expense	14,210	12,380	12,590	14,683	11,098
Net income (loss) before taxes	(5,091)	(17,159)	(9,243)	(11,697)	1,400
Income tax expense (benefit)	3,975	(3,576)	(3,909)	(4,452)	(2,143)
Net income (loss)	$(9,066)	$(13,583)	$(5,334)	$(7,245)	$3,543
Dividends and accretion on preferred stock	588	589	589	588	590
Net income (loss) attributable to common shareholders	$(9,654)	$(14,172)	$(5,923)	$(7,833)	$2,953

End of Period Balances
	2010			2009
	September 30	June 30	March 31	December 31	September 30
(Dollars in thousands)

Total assets	$1,649,699	$1,694,336	$1,739,857	$1,734,668	$1,734,950
Total earning assets	1,579,489	1,602,891	1,639,864	1,640,305	1,634,119
Cash and cash equivalents	68,069	41,417	53,341	29,513	52,694
Investment securities	196,046	228,812	232,780	245,492	262,499
Loans	1,324,932	1,351,101	1,376,085	1,390,302	1,357,243
Allowance for loan losses	36,249	35,762	29,160	26,081	19,511
Intangible assets	2,006	2,241	2,475	2,711	2,995
Deposits	1,359,411	1,370,777	1,380,539	1,377,965	1,385,250
Borrowings	129,000	153,000	172,000	167,000	147,000
Subordinated debentures	34,323	34,323	34,323	30,930	30,930
Shareholders’ equity	116,103	125,479	138,792	139,785	149,525
Tangible common equity	72,818	81,959	95,038	95,795	105,251

Average Quarterly Balances
	2010			2009
	September 30	June 30	March 31	December 31	September 30
(Dollars in thousands)

Total assets	$1,665,975	$1,719,240	$1,732,940	$1,736,421	$1,705,290
Total earning assets	1,578,241	1,623,279	1,639,214	1,648,872	1,632,707
Investment securities	218,883	230,138	231,916	254,383	265,976
Loans	1,342,835	1,373,613	1,393,169	1,384,285	1,330,199
Deposits	1,345,562	1,382,527	1,374,520	1,379,554	1,375,931
Borrowings	150,478	153,264	170,956	155,989	130,098
Subordinated debentures	34,323	34,323	31,232	30,930	30,930
Shareholders’ equity	125,103	136,949	140,907	150,007	145,487

CAPITAL BANK CORPORATION
Nonperforming Assets
	2010			2009
	September 30	June 30	March 31	December 31	September 30
(Dollars in thousands)

Nonperforming assets:
Nonaccrual loans:
Commercial real estate	$54,770	$61,181	$44,086	$25,593	$14,991
Consumer real estate	4,824	4,742	3,809	3,330	2,235
Commercial owner occupied	5,194	4,854	6,085	6,607	710
Commercial and industrial	3,164	3,311	4,217	3,974	586
Consumer	24	7	8	8	–
Other loans	781	781	–	–	–
Total nonaccrual loans	68,757	74,876	58,205	39,512	18,522
Accruing loans over 90 days past due	1,169	–	–	–	–
Total nonperforming loans	69,926	74,876	58,205	39,512	18,522
Other real estate	17,865	16,088	15,635	10,732	8,441
Total nonperforming assets	87,791	90,964	73,840	50,244	26,963
Performing restructured loans	6,066	6,570	24,814	34,177	29,040
Total nonperforming assets and TDRs	$93,857	$97,534	$98,654	$84,421	$56,003

Allowance for Loan Losses
	2010			2009
	September 30	June 30	March 31	December 31	September 30
(Dollars in thousands)

Allowance for loan losses, beginning	$35,762	$29,160	$26,081	$19,511	$18,602
Net charge-offs:
Charge-offs:
Commercial real estate	2,244	8,433	6,891	3,431	978
Consumer real estate	236	1,571	715	671	137
Commercial owner occupied	287	1,249	637	710	495
Commercial and industrial	4,078	1,875	467	701	920
Consumer	18	146	48	30	145
Other loans	–	209	–	–	–
Total charge-offs	6,863	13,483	8,758	5,543	2,675
Recoveries:
Commercial real estate	503	38	57	189	1
Consumer real estate	22	4	24	93	–
Commercial owner occupied	10	–	–	–	–
Commercial and industrial	44	1	16	1	1
Consumer	8	5	6	8	18
Total recoveries	587	48	103	291	20
Total net charge-offs	6,276	13,435	8,655	5,252	2,655
Provision for loan losses	6,763	20,037	11,734	11,822	3,564
Allowance for loan losses, ending	$36,249	$35,762	$29,160	$26,081	$19,511

Other Financial Data and Ratios
	2010			2009
	September 30	June 30	March 31	December 31	September 30

Per Share Data
Net income (loss) – basic and diluted	$(0.74)	$(1.09)	$(0.49)	$(0.68)	$0.26
Book value	5.81	6.54	7.57	8.68	9.58
Tangible book value	5.65	6.36	7.38	8.44	9.31

Common shares outstanding	12,880,954	12,880,954	12,881,354	11,348,117	11,300,369
Average shares outstanding	13,060,739	13,021,208	12,014,430	11,528,693	11,469,064

CAPITAL BANK CORPORATION
Other Financial Data and Ratios – Continued
	2010			2009
	September 30	June 30	March 31	December 31	September 30

Net Interest Margin 1
Yield on earning assets	5.04%	4.99%	5.08%	5.15%	5.43%
Cost of interest-bearing liabilities	1.76	1.97	2.10	2.18	2.33
Net interest spread	3.28	3.02	2.98	2.96	3.10
Net interest margin	3.48	3.25	3.22	3.25	3.41

Asset Quality Ratios
Nonperforming loans to total loans	5.28%	5.54%	4.23%	2.84%	1.36%
Nonperforming assets to total assets	5.32	5.37	4.24	2.90	1.55
Nonperforming assets and TDRs to total assets	5.69	5.76	5.67	4.87	3.23
Allowance for loan losses to total loans	2.74	2.65	2.12	1.88	1.44
Allowance to nonperforming loans	52	48	50	66	105
Allowance to nonperforming loans, net of loans charged down to fair value	401	295	132	115	182
Net charge-offs to average loans	1.87	3.91	2.48	1.52	0.80
Past due loans, excluding nonperforming loans, to total loans	1.00	0.72	1.24	0.67	1.20

Capital Ratios
Tangible equity to tangible assets	6.92%	7.28%	7.85%	7.91%	8.46%
Tangible common equity to tangible assets	4.42	4.84	5.47	5.53	6.08
Average shareholders’ equity to average total assets	7.51	7.97	8.13	8.64	8.53
Tier 1 leverage	7.56	7.75	8.80	8.94	9.87
Tier 1 risk-based capital	8.99	9.10	10.24	10.16	11.17
Total risk-based capital	10.50	10.60	11.73	11.41	12.42

1	Annualized and on a fully taxable equivalent basis.

Supplemental Loan Portfolio Analysis

	As of September 30, 2010
	Loans Outstanding	Nonaccrual Loans	Nonaccrual Loans to Loans Outstanding	Allowance for Loan Losses	Allowance to Loans Outstanding	YTD Net Charge-offs	YTD Net Charge-offs to Average Loans
(Dollars in thousands)

Commercial RE:
Residential C&D	$208,676	$40,438	19.38%	$8,234	3.95%	$15,123	8.54%
Commercial C&D	183,073	9,761	5.33	4,859	2.65	1,536	1.65
Other commercial RE	274,635	4,571	1.66	5,389	1.96	311	0.16
Total commercial RE	666,384	54,770	8.22	18,482	2.77	16,970	3.32
Consumer RE:
Residential mortgages	171,792	4,678	2.72	3,149	1.83	2,171	1.72
Home equity lines	92,944	146	0.16	800	0.86	301	0.42
Total consumer RE	264,736	4,824	1.82	3,949	1.49	2,472	1.25
Commercial owner occupied RE	180,002	5,194	2.89	4,124	2.29	2,163	1.54
Commercial and industrial	165,526	3,164	1.91	9,053	5.47	6,359	4.86
Consumer	6,683	24	0.36	409	6.12	193	3.14
Other loans	41,601	781	1.88	232	0.56	209	0.67
Total	$1,324,932	$68,757	5.19%	$36,249	2.74%	$28,366	2.76%

CAPITAL BANK CORPORATION
Supplemental Commercial Real Estate Analysis

Residential Construction & Development Loan Analysis by Type
	As of September 30, 2010
	Residential Land / Development	Residential Construction	Total
(Dollars in thousands)

Loans outstanding	$122,147	$86,529	$208,676
Nonaccrual loans	38,179	2,259	40,438
Allowance for loan losses	4,594	3,640	8,234
YTD net charge-offs	12,221	2,902	15,123

Loans outstanding to total loans	9.22%	6.53%	15.75%
Nonaccrual loans to loans in category	31.26	2.61	19.38
Allowance to loans in category	3.76	4.21	3.95
YTD net charge-offs to average loans in category (annualized)	11.44	4.13	8.54

Residential Construction & Development Loan Analysis by Region

	As of September 30, 2010
	Loans Outstanding	Percent of Total Loans Outstanding	Nonaccrual Loans	Nonaccrual Loans to Loans Outstanding	Allowance for Loan Losses	Allowance to Loans Outstanding
(Dollars in thousands)

Triangle	$156,527	75.01%	$34,410	21.98%	$6,176	3.95%
Sandhills	24,907	11.94	977	3.92	870	3.49
Triad	4,676	2.24	–	–	217	4.64
Western	22,566	10.81	5,051	22.38	971	4.30
Total	$208,676	100.00%	$40,438	19.38%	$8,234	3.95%

CAPITAL BANK CORPORATION
Supplemental Commercial Real Estate Analysis – Continued

Commercial Construction & Development and Other CRE Loan Analysis by Type

	As of September 30, 2010
	Commercial Land / Development	Commercial Construction	Multifamily	Commercial Non-Owner Occupied RE	Total
(Dollars in thousands)

Loans outstanding	$121,996	$61,077	$40,545	$234,090	$457,708
Nonaccrual loans	9,761	–	–	4,571	14,332
Allowance for loan losses	3,420	1,439	581	4,808	10,248
YTD net charge-offs	1,537	(1)	10	301	1,847

Loans outstanding to total loans	9.21%	4.61%	3.06%	17.67%	34.55%
Nonaccrual loans to loans in category	8.00	–	–	1.95	3.13
Allowance to loans in category	2.80	2.36	1.43	2.05	2.24
YTD net charge-offs to average loans in category (annualized)	1.63	–	0.03	0.18	0.83

Commercial Construction & Development and Other CRE Loan Analysis by Region

	As of September 30, 2010
	Loans Outstanding	Percent of Total Loans Outstanding	Nonaccrual Loans	Nonaccrual Loans to Loans Outstanding	Allowance for Loan Losses	Allowance to Loans Outstanding
(Dollars in thousands)

Triangle	$293,894	64.21%	$13,633	4.64%	$6,597	2.24%
Sandhills	66,326	14.49	610	0.92	1,843	2.78
Triad	40,623	8.88	–	–	854	2.10
Western	56,865	12.42	89	0.16	954	1.68
Total	$457,708	100.00%	$14,332	3.13%	$10,248	2.24%

CAPITAL BANK CORPORATION
CONSOLIDATED BALANCE SHEETS
September 30, 2010 and December 31, 2009
	September 30, 2010	December 31, 2009
(Dollars in thousands)	(Unaudited)

Assets
Cash and cash equivalents:
Cash and due from banks	$18,086	$25,002
Interest-bearing deposits with banks	49,983	4,511
Total cash and cash equivalents	68,069	29,513
Investment securities:
Investment securities – available for sale, at fair value	184,724	235,426
Investment securities – held to maturity, at amortized cost	2,822	3,676
Other investments	8,500	6,390
Total investment securities	196,046	245,492
Mortgage loans held for sale	8,528	–
Loans:
Loans – net of unearned income and deferred fees	1,324,932	1,390,302
Allowance for loan losses	(36,249)	(26,081)
Net loans	1,288,683	1,364,221
Other real estate	17,865	10,732
Premises and equipment, net	24,855	23,756
Bank-owned life insurance	6,895	22,746
Core deposit intangible, net	2,006	2,711
Deferred income tax	15,152	12,096
Other assets	21,600	23,401
Total assets	$1,649,699	$1,734,668

Liabilities
Deposits:
Demand, noninterest checking	$125,438	$141,069
NOW accounts	183,014	175,084
Money market deposit accounts	139,772	184,146
Savings accounts	31,177	28,958
Time deposits	880,010	848,708
Total deposits	1,359,411	1,377,965
Repurchase agreements and federal funds purchased	–	6,543
Borrowings	129,000	167,000
Subordinated debentures	34,323	30,930
Other liabilities	10,862	12,445
Total liabilities	1,533,596	1,594,883

Shareholders’ Equity
Preferred stock, $1,000 par value; 100,000 shares authorized; 41,279 shares issued and outstanding (liquidation preference of $41,279)	40,345	40,127
Common stock, no par value; 50,000,000 shares authorized; 12,880,954 and 11,348,117 shares issued and outstanding	145,461	139,909
Accumulated deficit	(73,955)	(44,206)
Accumulated other comprehensive income	4,252	3,955
Total shareholders’ equity	116,103	139,785
Total liabilities and shareholders’ equity	$1,649,699	$1,734,668

CAPITAL BANK CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three and Nine Months Ended September 30, 2010 and 2009
(Unaudited)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
(Dollars in thousands except per share data)

Interest income:
Loans and loan fees	$17,357	$18,720	$52,080	$52,224
Investment securities:
Taxable interest income	1,854	2,348	5,851	7,708
Tax-exempt interest income	285	759	1,369	2,286
Dividends	22	13	58	26
Federal funds and other interest income	17	18	37	34
Total interest income	19,535	21,858	59,395	62,278
Interest expense:
Deposits	4,683	6,797	16,438	21,596
Borrowings and repurchase agreements	1,470	1,506	4,281	4,782
Total interest expense	6,153	8,303	20,719	26,378
Net interest income	13,382	13,555	38,676	35,900
Provision for loan losses	6,763	3,564	38,534	11,242
Net interest income after provision for loan losses	6,619	9,991	142	24,658
Noninterest income:
Service charges and other fees	746	990	2,468	2,901
Bank card services	521	409	1,479	1,133
Mortgage origination and other loan fees	442	410	1,108	1,520
Brokerage fees	271	155	743	468
Bank-owned life insurance	138	240	632	1,663
Net gain on investment securities	244	148	641	164
Other	138	155	474	488
Total noninterest income	2,500	2,507	7,545	8,337
Noninterest expense:
Salaries and employee benefits	5,918	5,128	16,637	16,945
Occupancy	1,460	1,471	4,418	4,192
Furniture and equipment	867	771	2,312	2,340
Data processing and telecommunications	488	555	1,530	1,759
Advertising and public relations	435	394	1,464	940
Office expenses	320	386	940	1,043
Professional fees	626	358	1,785	1,171
Business development and travel	363	268	937	843
Amortization of core deposit intangible	235	287	705	862
ORE and other loan-related losses	1,833	370	3,858	938
Directors’ fees	236	295	828	1,131
FDIC deposit insurance	712	474	2,028	1,882
Other	717	341	1,738	1,081
Total noninterest expense	14,210	11,098	39,180	35,127
Net income (loss) before income taxes	(5,091)	1,400	(31,493)	(2,132)
Income tax expense (benefit)	3,975	(2,143)	(3,510)	(2,561)
Net income (loss)	$(9,066)	$3,543	$(27,983)	$429
Dividends and accretion on preferred stock	588	590	1,766	1,764
Net income (loss) attributable to common shareholders	$(9,654)	$2,953	$(29,749)	$(1,335)

Net income (loss) per common share – basic and diluted	$(0.74)	$0.26	$(2.34)	$(0.12)

CAPITAL BANK CORPORATION
Average Balances, Interest Earned or Paid, and Interest Yields/Rates
For the Three Months Ended September 30, 2010, June 30, 2010 and September 30, 2009
Tax Equivalent Basis 1

	September 30, 2010			June 30, 2010			September 30, 2009
(Dollars in thousands)	Average Balance	Amount Earned	Average Rate	Average Balance	Amount Earned	Average Rate	Average Balance	Amount Earned	Average Rate
Assets
Loans 2	$1,342,835	$17,512	5.23%	$1,373,613	$17,465	5.10%	$1,330,199	$18,809	5.61%
Investment securities 3	211,547	2,309	4.37	224,366	2,722	4.85	263,513	3,512	5.33
Interest-bearing deposits	23,859	17	0.29	25,300	10	0.16	38,995	18	0.18
Total interest-earning assets	1,578,241	$19,838	5.04%	1,623,279	$20,197	4.99%	1,632,707	$22,339	5.43%
Cash and due from banks	17,285			17,819			8,256
Other assets	108,461			111,383			83,589
Allowance for loan losses	(38,012)			(33,241)			(19,262)
Total assets	$1,665,975			$1,719,240			$1,705,290

Liabilities and Equity
Savings accounts	$31,594	$10	0.13%	$30,721	$10	0.13%	$29,267	$11	0.15%
Interest-bearing demand deposits	323,242	634	0.79	326,706	648	0.80	366,632	1,095	1.18
Time deposits	859,968	4,039	1.88	891,645	4,946	2.22	845,311	5,691	2.67
Total interest-bearing deposits	1,214,804	4,683	1.55	1,249,072	5,604	1.80	1,241,210	6,797	2.17
Borrowed funds	150,478	1,156	3.08	153,264	1,146	3.00	130,098	1,260	3.84
Subordinated debt	34,323	314	3.67	34,323	298	3.48	30,930	240	3.08
Repurchase agreements	-	-	-	1,590	2	0.50	10,646	6	0.22
Total interest-bearing liabilities	1,399,605	$6,153	1.76%	1,438,249	$7,050	1.97%	1,412,884	$8,303	2.33%
Noninterest-bearing deposits	130,758			133,455			134,721
Other liabilities	10,509			10,587			12,198
Total liabilities	1,540,872			1,582,291			1,559,803
Shareholders’ equity	125,103			136,949			145,487
Total liabilities and shareholders’ equity	$1,665,975			$1,719,240			$1,705,290

Net interest spread 4			3.28%			3.02%			3.10%
Tax equivalent adjustment		$303			$403			$481
Net interest income and net interest margin 5		$13,685	3.48%		$13,147	3.25%		$14,036	3.41%

1	The tax equivalent basis is computed using a federal tax rate of 34%.
2	Loans include mortgage loans held for sale in addition to nonaccrual loans for which accrual of interest has not been recorded.
3	The average balance for investment securities excludes the effect of their mark-to-market adjustment, if any.
4	Net interest spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
5	Net interest margin represents net interest income divided by average interest-earning assets.

CAPITAL BANK CORPORATION
Average Balances, Interest Earned or Paid, and Interest Yields/Rates
For the Nine Months Ended September 30, 2010 and 2009
Tax Equivalent Basis 1

	September 30, 2010			September 30, 2009
(Dollars in thousands)	Average Balance	Amount Earned	Average Rate	Average Balance	Amount Earned	Average Rate
Assets
Loans 2	$1,369,688	$52,539	5.13%	$1,293,974	$52,313	5.41%
Investment securities 3	220,525	7,987	4.83	276,649	11,200	5.40
Interest-bearing deposits	23,142	37	0.21	28,001	34	0.16
Total interest-earnings assets	1,613,355	$60,563	5.02%	1,598,624	$63,547	5.31%
Cash and due from banks	18,177			15,171
Other assets	107,411			80,917
Allowance for loan losses	(33,136)			(17,731)
Total assets	$1,705,807			$1,676,981

Liabilities and Equity
Savings accounts	$30,445	$30	0.13%	$29,225	$37	0.17%
Interest-bearing demand deposits	330,596	2,168	0.88	362,724	3,449	1.27
Time deposits	874,331	14,240	2.18	814,328	18,110	2.97
Total interest-bearing deposits	1,235,372	16,438	1.78	1,206,277	21,596	2.39
Borrowed funds	158,158	3,446	2.91	138,945	3,923	3.77
Subordinated debt	33,304	830	3.33	30,930	839	3.63
Repurchase agreements	2,068	5	0.32	12,156	20	0.22
Total interest-bearing liabilities	1,428,902	$20,719	1.94%	1,388,308	$26,378	2.54%
Noninterest-bearing deposits	132,058			130,061
Other liabilities	10,585			11,963
Total liabilities	1,571,545			1,530,332
Shareholders’ equity	134,262			146,649
Total liabilities and shareholders’ equity	$1,705,807			$1,676,981

Net interest spread 4			3.08%			2.77%
Tax equivalent adjustment		$1,168			$1,269
Net interest income and net interest margin 5		$39,844	3.30%		$37,169	3.11%

1	The tax equivalent basis is computed using a tax rate of 34%.
2	Loans include mortgage loans held for sale in addition to nonaccrual loans for which accrual of interest has not been recorded.
3	The average balance for investment securities excludes the effect of their mark-to-market adjustment, if any.
4	Net interest spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
5	Net interest margin represents net interest income divided by average interest-earning assets.